Exhibit 3.5

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

APELLIS PHARMACEUTICALS, INC.

Pursuant to Section 242 of the

General Corporation Law of the State of Delaware

Apellis Pharmaceuticals, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

A resolution was duly adopted by the Board of Directors of the Corporation pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth a proposed amendment to the Seventh Amended and Restated Certificate of Incorporation of the Corporation, as amended (the “Restated Certificate of Corporation”) and declaring such amendment to be advisable. The stockholders of the Corporation duly approved and adopted such proposed amendment by written consent in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware. Accordingly, to effect such proposed amendment, it is:

RESOLVED:	That the first paragraph of Article FOURTH of the Restated Certificate of Incorporation of the Corporation, as amended, be and hereby is deleted in its entirety and the following is inserted in lieu thereof:

        “Upon the filing of this Certificate of Amendment of Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), a one-for-2.133 reverse stock split of the Corporation’s common stock, $0.0001 par value per share (the “Common Stock”), shall become effective, pursuant to which each 2.133 shares of Common Stock outstanding and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Time shall be reclassified and combined into one validly issued, fully paid and nonassessable share of Common Stock automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of Common Stock from and after the Effective Time (such reclassification and combination of shares designated as the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall be $0.0001 par value per share. No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon surrender after the Effective Time of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment equal to the fraction of which such holder would otherwise be entitled multiplied by the fair value per share as determined by the Board of Directors of the Corporation.

        Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares formerly represented by such certificate have been reclassified (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time); provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified.

        The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 112,000,000 shares of Common Stock, $0.0001 par value per share (“Common Stock”), and (ii) 79,723,528 shares of Preferred Stock, $0.0001 par value per share (“Preferred Stock”), of which 2,670,000 shares have been designated Series A Preferred Stock, par value $0.0001 (the “Series A Preferred Stock”), 6,362,658 shares have been designated Series B Preferred Stock, par value $0.0001 (the “Series B Preferred Stock”), 26,215,411 shares have been designated Series C Preferred Stock, par value $0.0001 (the “Series C Preferred Stock”), 21,099,351 shares have been designated Series D Preferred Stock, par value $0.0001 (the “Series D Preferred Stock”) and 23,376,108 shares have been designated Series E Preferred Stock, par value $0.0001 (the “Series E Preferred Stock”).”

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IN WITNESS WHEREOF, the Corporation has caused its corporate seal to be affixed hereto and this Certificate of Amendment to be signed by its Chief Executive Officer this 27th day of October, 2017.

APELLIS PHARMACEUTICALS, INC.

By:	/s/ Cedric Francois
Cedric Francois
President and Chief Executive Officer